FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
              For the period of August 08, 2005 to August 22, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                    Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News Release dated 08 August 2005 announcing Holding(s) in Company
2.  News Release dated 22 August 2005 announcing Phase II Clinical Trial

No.1

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

Apax (OCS) Nominees Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Apax Europe V the fund consisting of the following partnerships
Apax Europe V - A, L.P.
Apax Europe V - B, L.P.
Apax Europe V - C GmbH & Co. KG
Apax Europe V - D, L.P.
Apax Europe V - E, L.P.
Apax Europe V - F, C.V.
Apax Europe V - G, C.V.
Apax Europe V - 1, LP
Apax Europe V - 2, LP

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

26th July 2005

11. Date company informed

Notification received on 4th August 2005

12. Total holding following this notification

24,159,858 shares

13. Total percentage holding of issued class following this notification

11.14 per cent (based on issued share capital of 216,798,261 Ordinary 5p shares)

14. Any additional information

The holding of 24,159,858 by Apax (OCS) Nominees Limited is part of the total holding of 27,389,243 by funds advised by Apax Partners disclosed on 26 July 2005

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

5th August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

No.2

22 August 2005

   Vernalis announces the start of Phase II Clinical Trial of V1003 in Acute
                              Post-Operative Pain

Vernalis plc (LSE: VER, NASDAQ: VNLS) announced today that V1003 (formerly known as IX-1003), a proprietary intranasal formulation of buprenorphine, has started Phase II clinical testing. The randomised, double-blind, placebo-controlled, single dose Phase II study in 360 patients is comparing the efficacy of V1003 to placebo in patients with moderate to severe pain. Additionally, the study will provide information about the speed of onset and tolerability of the compound. The trial is expected to complete in 1H 2006.

V1003 was acquired by Vernalis through its recent purchase of Ionix Pharmaceuticals Limited and the programme is partnered with Reckitt Benckiser Healthcare, who manufacture and market buprenorphine globally. The Phase II trial triggers a significant milestone payment to Vernalis. Reckitt Benckiser is responsible for future development costs with Vernalis receiving a series of further payments upon achievement of development milestones, as well as royalties on commercial sales. On the completion of the Phase II trial, Vernalis has retained the right to co-promote the product in the US and, should it exercise this option, will contribute to a proportion of the costs in return for a share of profits.

Simon Sturge, CEO of Vernalis, commented, "V1003 is a well known opiate analgesic and this intranasal formulation has the potential to provide a convenient alternative to other opiate analgesics currently on the market and to allow patients to manage their post operative pain prior to discharge from hospital and at home during their recovery period."

                                    - ends -

Enquiries:

Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek


Notes for Editors:

About V1003

There have been very few breakthroughs in the treatment of pain over the last two decades. The analgesics in use today are broadly of the same type that were used 40 years ago, and remain limited in their efficacy and tolerability. $38 billion was spent worldwide on pain medication in the year 2002 and is forecast to grow to $75 billion by 2010. In recent years, the molecular pathology of pain has become better understood, confirming that pain is a complex set of disorders with many potential pathways for treatment. The discovery of new drug targets from this research has opened up the possibility of completely new classes of pain drugs.

Responding to economic pressures, the length of hospital stay after surgical procedures is reducing. This is driving an expansion in the requirement for strong, easy-to-use pain medicines with improved side-effect and safety profiles over those currently available. In the US alone, over 53 million patients undergo surgical procedures each year. Despite most patients receiving pain medication, 50-75% of patients report that they experience inadequate pain control (Datamonitor). Pain is the most commonly reported reason for readmission to hospital within 30 days of discharge or for admission directly after surgery. There is a substantial opportunity for novel and innovative medicines to expand and segment this developing market.

Two successful phase I clinical trials have been conducted and have demonstrated rapid attainment of potentially efficacious plasma levels with a good tolerability profile. These qualities, together with the well demonstrated safety of buprenorphine, aim to offer patients and physicians a drug that is expected to be superior to currently marketed products and those known to be in development.

About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: September 05, 2005                           Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer